Exhibit 99.2

Interim Financial Report
for the Nine-Month Period
Ended September 30, 2010

(expressed in U.S.dollars)

Copernic Inc.

Copernic Inc.
Interim Consolidated Balance Sheet

(expressed in U.S. dollars)	As at September 30, 2010	As at December 31, 2009
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash	503,245	465,949
Temporary investments	1,457,102	3,504,930
Accounts receivable	433,212	256,110
Income taxes receivable	273,410	337,802
Balance of sale receivable (Note 3)	-	655,131
Prepaid expenses (Note 14)	295,106	118,149
Other assets (Note 4)	2,700,637	-
	5,662,712	5,338,071
Balance of sale receivable (Note 3)	-	3,694,060
Property and equipment	79,206	115,110
Intangible assets	146,251	202,597
Goodwill	3,362,003	3,362,003
	9,250,172	12,711,841
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,174,124	1,010,140
Deferred revenue	79,953	103,668
Deferred rent	869	1,534
Current portion of obligations under capital leases (Note 5)	10,621	50,630
	1,265,567	1,165,972
Obligations under capital leases (Note 5)	9,289	7,906
Future income taxes	32,293	45,146
Commitments (Note 6)
Shareholders’ Equity
Capital stock (Note 7)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,096,913 (2,091,437 as at December 31, 2009) common shares	96,565,618	96,556,485
Contributed Surplus	5,930,663	5,853,737
Accumulated other comprehensive income	561,137	561,137
Accumulated deficit	(95,114,395)	(91,478,542)
	7,943,023	11,492,817
	9,250,172	12,711,841

The accompanying notes are an integral part of these interim consolidated financial statements.
Approved by the Board of Directors

s/s David Goldman	s/s Irwin Kramer
David Goldman, Chairman of the Board	Irwin Kramer, Director and Chairman of the Audit Committee

Copernic Inc.
Interim Consolidated Statements of Operations
(unaudited)

(expressed in U.S. dollars)
	For the nine months ended September 30,				For the three months ended September 30,
	2010		2009		2010		2009
	$		$		$		$
Revenues		1,079,965		1,280,083		355,273		353,293
Cost of revenues		22,405		55,168		5,224		25,725
Gross Margin		1,057,560		1,224,915		350,049		327,568
Expenses
Marketing, sales and services		372,448		431,931		73,978		146,777
General and administration		2,325,717		1,763,411		1,154,741		616,796
Product development and technical support		636,391		854,017		174,481		297,076
Amortization of property and equipment		45,374		87,075		14,127		32,845
Amortization of intangible assets		58,444		538,394		19,607		182,531
Gain on disposal of property and equipment		(2,827)		-		-		-
Gain on disposal of intangible assets		(9,960)		-		-		-
Restructuring charges		-		20,624		-		(4,998)
Interest and other income		(224,261)		(184,707)		(314)		(161,025)
Gain on disposal of an investment		-		(169,239)		-		-
Loss on foreign exchange		49,577		47,129		7,964		37,118
		3,250,903		3,388,635		1,444,584		1,147,120
Loss from continuing operations before income taxes and discontinued operations		(2,193,343)		(2,163,720)		(1,094,535)		(819,552)

Current income taxes		-		1,498		-		-
Future income taxes		(12,853)		(594,990)		(4,284)		(36,416)
		(12,853)		(593,492)		(4,284)		(36,416)
Loss from continuing operations		(2,180,490)		(1,570,228)		(1,090,251)		(783,136)
Results of discontinued operations, net of income taxes (Note 3)		(1,455,363)		4,386,401		(12,092)		(38,598)
Net income (loss) for the period		(3,635,853)		2,816,173		(1,102,343)		(821,734)
Basic and diluted loss / share - continuing operations		(1.04)		(0.75)		(0.52)		(0.37)
Basic and diluted earnings (loss)/ share - discontinued operations		(0.69)		2.10		-		(0.02)
Basic and diluted net earnings (loss)/ share		(1.73)		1.35		(0.52)		(0.39)

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Shareholders’ Equity
(unaudited)

(expressed in U.S. dollars)

	Number of Common Shares	Common Shares		Contributed Surplus		Accumulated Other Comprehensive Income		Accumulated Deficit		Total
		$		$		$		$		$

Balance, December 31, 2009	2,091,437		96,556,485		5,853,737		561,137		(91,478,542)		11,492,817
Stock-based compensation (Note 7)					76,926						76,926
Comprehensive income:
Net loss for the period									(3,635,853)		(3,635,853)
Comprehensive income									(3,635,853)		(3,635,853)
Options exercised (Note 7)	5,476		9,133								9,133

Balance, September 30, 2010	2,096,913		96,565,618		5,930,663		561,137		(95,114,395)		7,943,023

	Number of Common Shares	Common Shares		Contributed Surplus		Accumulated Other Comprehensive Income		Accumulated Deficit		Total
		$		$		$		$		$

Balance, December 31, 2008	2,091,437		96,556,485		5,747,028		561,137		(93,592,434)		9,272,216
Stock-based compensation (Note 7)					84,718						84,718
Comprehensive income:
Net income for the period									2,816,173		2,816,173
Comprehensive income									2,816,173		2,816,173

Balance, September 30, 2009	2,091,437		96,556,485		5,831,746		561,137		(90,776,261)		12,173,107

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	For the nine months ended September 30,				For the three months ended September 30,
	2010		2009		2010		2009
	$		$		$		$
Cash flows from (used for)
Operating activities
Loss from continuing operations		(2,180,490)		(1,570,228)		(1,090,251)		(783,136)
Adjustments for
Amortization of property and equipment		45,374		87,075		14,127		32,845
Amortization of intangible assets		58,444		538,394		19,607		182,531
Employee stock-based compensation (Note 7)		76,926		84,718		2,063		29,493
Gain on disposal of an investment		-		(169,239)		-		-
Gain on disposal of intangible		(9,960)		-		-		-
Future income taxes		(12,853)		(594,990)		(4,284)		(36,416)
Accreted interest on balance of sale receivable		(217,603)		(126,093)		-		(126,093)
Unrealized loss on foreign exchange		542		8,502		379		4,785
Net change in non-cash working capital items (Note 8)		(150,063)		178,939		278,583		137,571
Cash used for operating activities from continuing operations		(2,389,683)		(1,562,922)		(779,776)		(558,420)
Cash provided by (used for) discontinued operations (Note 3)		(17,076)		765,357		(12,092)		181,648
Cash used for operations		(2,406,759)		(797,565)		(791,868)		(376,772)

Investing activities
Increase in Other assets		(65,637)		-		-		-
Proceeds on the disposal of an investment		-		169,239		-		-
Proceeds on the disposal of an intangible		9,960		-		-		-
Purchase of intangible assets		(2,098)		(3,224)		-		-
Purchase of property and equipment		(3,357)		(28,897)		-		(5,423)
Net decrease in temporary investments		-		3,005,227		-		(3,406)
Cash provided by (used for) continuing operations		(61,132)		3,142,345		-		(8,829)
Cash provided by discontinued operations (Note 3)		493,507		74,297		200,000		74,297
Cash provided by investing activities		432,375		3,216,642		200,000		65,468

Financing activities
Issuance of capital stock (Note 7)		9,133		-		8,400		-
Repayment of obligations under capital leases		(45,281)		(44,465)		(6,554)		(16,922)
Cash provided by (used for) financing activities		(36,148)		(44,465)		1,846		(16,922)
Net change in cash and cash equivalents during the period		(2,010,532)		2,374,612		(590,022)		(328,226)
Cash and cash equivalents – Beginning of period		3,970,879		2,067,705		2,550,369		4,770,543
Cash and cash equivalents – End of period		1,960,347		4,442,317		1,960,347		4,442,317
Cash and cash equivalents comprise:
Cash		503,245		438,556		503,245		438,556
Temporary investments		1,457,102		4,003,761		1,457,102		4,003,761
		1,960,347		4,442,317		1,960,347		4,442,317

Supplemental cash flow information - continuing operations
Cash paid for interest		4,006		7,469		800		2,470
Cash paid for income taxes		-		1,498		-		-

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
For the nine-month period ended September 30, 2010 and 2009

(Unaudited)
(expressed in U.S. dollars)

1	Interim Financial Information

The financial statements as at and for the period ended September 30, 2010 are unaudited and were not subject to review by the Company’s auditors. In the opinion of management, all adjustments necessary to fairly present the results of this period have been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited consolidated financial statements for the year ended December 31, 2009. The results of operations for the nine-month period ended September 30, 2010 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim consolidated financial statements do not conform in all respects to the requirements of Canadian GAAP for annual financial statements; therefore, these interim financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2009.

2	Changes in Accounting Policies

Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

3	Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of its search / media segment for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the proposed transaction which was officially concluded on June 30, 2009.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as balance of sale receivable. The net book value of the assets sold was nil. The total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

During Q1 and Q2 2010, the purchaser was $300,000 short on the $600,000 payments scheduled for these quarters and was in default in its other obligations.

Based on this, management renegotiated a new agreement with the purchaser.

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale receivable in a debenture. The debenture does not bear interest until maturity or upon default and no instalment payments are required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture had a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010. During Q3 2010, Empresario made a payment of $200,000.

In the interim consolidated financial statements the debenture is presented in Other Assets (Note 4).

The results of discontinued operations are as follows:

	For the nine months ended		For the three months ended
	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

Revenues	-	1,585,346	-	(11,318)
Cost of revenues	-	707,686	-	(2,149)
Gross Margin	-	877,660	-	(9,169)

Expenses
Marketing, sales and services	-	120,861	-	-
General and administration	17,076	-	12,092	-
Product development and technical support	-	30,535	-	-
Amortization of property and equipment	-	3,707	-	-
Amortization of intangible assets	-	8,070	-	-
Write-down of property and equipment	-	37,387	-	-
Write-downs	1,438,287	-	-	-
	1,455,363	200,560	12,092	-

Income (loss) from operations	(1,455,363)	677,100	(12,092)	(9,169)

Gain on disposal of assets net of transaction fees	-	4,143,264	-	(46,689)

Results of discontinued operations	(1,455,363)	4,820,364	(12,092)	(55,858)
Income taxes	-	433,963	-	(17,260)
Net income (loss) from discontinued operations	(1,455,363)	4,386,401	(12,092)	(38,598)

The cash provided by discontinued operations for operating activities is comprised of:

	For the nine months ended		For the three months ended
	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $
Net income (loss) from discontinued operations	(1,455,363)	4,386,401	(12,092)	(38,598)
Adjustment for:
Write-downs	1,438,287	-	-	-
Write-down of property and equipment	-	37,387	-	-
Gain on disposal of assets	-	(4,447,230)	-	-
Amortization of property and equipment	-	3,707	-	-
Amortization of intangible assets	-	8,070	-	-
Future income taxes	-	433,963	-	(17,260)
Net change in non-cash working capital items	-	343,059	-	237,506
Cash provided by (used in) discontinued operations for operating activities	(17,076)	765,357	(12,092)	181,648

The cash provided by discontinued operations for investing activities is comprised of:

	For the nine months ended		For the three months ended
	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $
Capital payment on balance of sale receivable and cash provided by discontinued operations for investing activities	493,507	74,297	200,000	74,297

4	Other Assets

	As at	As at
	September 30, 2010 $	December 31, 2009 $
Debenture (Note 3)	2,635,000	-
Investment at cost	65,637	-
	2,700,637	-

5	Obligations under Capital Leases

The Company has obligations under capital leases, bearing interest at effective rates varying from 10.41 % to 33.45%, payable in monthly instalments ranging from $220 to $3,264 including interest, maturing until September 2014 amounted to $23,587.

Future minimum payments for obligations under capital leases are as follows:

	As at September 30, 2010 $	As at December 31, 2009 $
2010	4,473	51,080
2011	9,654	6,952
2012	4,840	2,230
2013	2,915	2,230
2014	1,705	1,673
	23,587	64,165
Less: Interest (Weighted average rate of 10.76 % in 2010 and 2009)	3,677	5,629
	19,910	58,536

Less: Current portion	10,621	50,630
	9,289	7,906

6	Commitments

The Company is committed under operating lease agreements expiring at various dates until 2013. Following the plan of arrangement (Note 16 a)), on August 30, 2010, Copernic gave three months notice to cancel the lease agreement for the building. The lease will be cancelled effective November 30, 2010. According to the lease agreement, Copernic paid a three months penalty and all of the non-amortized leasehold improvements fees. Future minimum payments for the next years under these leases are as follows:

$

2010	9,880
2011	18,077
2012	18,077
2013	21,090

7	Capital Stock

During a special meeting of the shareholders held on September 11, 2009, a consolidation of issued and outstanding shares (“Consolidation” also known as reverse stock split) was approved effective as of September 14, 2009. The Consolidation factor was 7:1. All information related to shares, stock options and warrants (including comparatives) in these financial statements reflects this Consolidation. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

a) Stock Options and Warrants

Information with respect to stock option activity and warrants for the period ended September 30, 2010 is as follows:

	Options
	Number of options	Weighted average exercise price $
Outstanding as of December 31, 2009	132,581	8.20
Granted	-	-
Exercised	(5,476)	(1.67)
Forfeited / cancelled	(46,518)	(16.56)
Expired	-	-
Outstanding as of September 30, 2010	80,587	3.82

b) Granting, Exercising and Cancellation of Stock Options and Warrants

During the nine-month period ended September 30, 2010, 5,476 stock options were exercised for a cash consideration of $9,133 and 46,518 stock options were forfeited, cancelled or expired.

All outstanding warrants had expired as at the end of September 30, 2009. This did not have an impact on the financial statements.

The following table summarizes all outstanding and exercisable options by range of exercise price

Outstanding options					Exercisable options
Range of exercise price $		Number of options outstanding as at September 30, 2010	Weighted average remaining life	Weighted average exercise price $	Number of options exercisable as at September 30, 2010	Weighted average exercise price $
1.01 to	5.00	63,567	3.47	2.63	57,617	2.67
5.01 to	10.00	14,286	2.50	7.00	14,286	7.00
10.01 to	15.00	2,429	1.96	12.18	2,429	12.18
35.01 to	36.05	305	1.31	36.05	305	36.05
Total		80,587	3.25	3.82	74,637	3.94

As at September 30, 2009 there were 46,963 options exercisable at a weighted average exercise price of $15.30.

c) Stock-based Compensation Costs

For the nine-month and the three-month periods ended September 30, 2010 and 2009, stock-based compensation costs by department were as follows:

	For the nine months ended		For the three months ended
	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $
General and administration	65,835	61,934	-	19,898
Marketing, sales and services	3,223	3,575	-	1,395
Product development and technical support	7,868	19,209	2063	8,200
Total for continuing operations	76,926	84,718	2,063	29,493
Total for discontinued operations	-	-	-	-
Total	76,926	84,718	2,063	29,493

8	Consolidated Statements of Cash Flows

Net Change in Non-cash Working Capital Items are as follows:

	For the nine months ended		For the three months ended
	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

Cash flows increase (decrease)
Accounts receivable	(177,102)	177,490	(160,381)	(3,823)
Income taxes receivable	64,392	(134,697)	(60,104)	(40,033)
Prepaid expenses	(176,957)	5,947	28,839	87,851
Accounts payable and accrued liabilities	163,984	131,080	512,699	66,706
Deferred revenue	(23,715)	1,744	(42,770)	27,396
Deferred rent	(665)	(2,625)	300	(526)
Total	(150,063)	178,939	278,583	137,571

9	Capital Management

The Company’s objectives when managing capital are:

•    to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•    to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

•    to pursue its strategy of organic growth through selective acquisitions

•    to minimize shareholders’dilution

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any externally imposed capital requirements.

The Company’s primary uses of capital are to finance the operations and capital expenditures. The Company currently funds these requirements out of its liquidities. The Company’s strategy for managing capital remained unchanged from 2009.

The capital structure of the Company consists of cash, temporary investments and shareholders’ equity. A summary of the Company’s capital structure is as follows:

	As at September 30, 2010 $	As at December 31, 2009 $
Cash	(503,245)	(465,949)
Temporary investments	(1,457,102)	(3,504,930)
Shareholders’Equity	7,943,023	11,492,817
	5,982,676	7,521,938

10	Concentration of Revenues

10% or more of revenues are derived from these customers and are summarized as follows:

	For the nine months ended		For the three months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	% of revenue		% of revenue

Customer A	32%	36%	23%	38%
Customer B	1%	14%	-	20%
Customer C	21%	1%	44%	-

Customer A is an ad placement agency settling revenues for thousands of retail transactions.

11	Segment Information

a)	The geographic information for the continuing operations is as follows:

	For the nine months ended		For the three months ended
	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

Revenues:
Canada	257,268	53,596	161,094	10,694
United States	516,220	715,485	115,534	180,257
Europe	270,926	478,223	72,035	153,845
Other	35,551	32,779	6,610	8,497
	1,079,965	1,280,083	355,273	353,293

b)	The revenues are allocated based on the clients’ location.

c)	All long-lived assets and goodwill are located / associated to Canada.

d)
As a result of the disposal of the assets of its search / media segment accounted for as discontinued operations in 2009, the entity now operates in a single segment and all information related to the discontinued operations has been presented in Note 3.

12	United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the consolidated balance sheets of the Company are as follows:

	September 30, 2010 $	December 31, 2009 $
Capital stock
Capital stock in accordance with Canadian GAAP	96,565,618	96,556,485
Reduction of stated capital (a)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,335,188	113,326,055
Contributed surplus
Contributed surplus in accordance with Canadian GAAP	5,930,663	5,853,737
Stock-based compensation cost (b)
Cumulative effect of prior years	1,037,690	1,037,690
Contributed surplus in accordance with U.S. GAAP	6,968,353	6,891,427
Accumulated deficit
In accordance with Canadian GAAP	(95,114,395)	(91,478,542)
Reduction of stated capital to deficit (a)	(16,769,570)	(16,769,570)
Stock-based compensation costs (b)
Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(112,921,655)	(109,285,802)
Accumulated other comprehensive income In accordance with Canadian and US GAAP	561,137	561,137
Total shareholders’ equity in accordance with U.S. GAAP	7,943,023	11,492,817

(a) Reduction of Stated Capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b) Stock-based Compensation Costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any difference between the Company’s net results under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

(c) Research and Development Tax Credits

Under U.S. GAAP, research and development investment tax credits would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

(d) Cash Flows

Under US GAAP, the cash flows reconciliation would have started with net loss for the period instead of loss from continuing operations.

Accounting Changes

Fair value measurement – improving disclosures

ASU 2010-06, Improving Disclosures about Fair Value Measurements, enhances the usefulness of fair value measurements by requiring both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements.

ASU 2010-06 amends the disclosures about fair value measurements in ASC 820, Fair Value Measurements and Disclosures, as follows:

•
Entities must disclose the amounts of, and reasons for, significant transfers between Level 1 and Level 2, as well as those into and out of Level 3, of the fair value hierarchy. Transfers into a level must be disclosed separately from transfers out of the level. Entities are required to judge the significance of transfers based on earnings and total assets or liabilities or, when changes in fair value are recognized in other comprehensive income, on total equity.

•
Entities must also disclose and consistently follow their policy for when to recognize transfers into and out of the levels, which might be, for example, on the date of the event resulting in the transfer or at the beginning or end of the reporting period.

•
Entities must separately present gross information about purchases, sales, issuances, and settlements in the reconciliation disclosure of Level 3 measurements, which are measurements requiring the use of significant unobservable inputs.

•
For Level 2 and Level 3 measurements, an entity must disclose information about inputs and valuation techniques used in both recurring and nonrecurring fair value measurements. If a valuation technique changes, for example, from a market approach to an income approach, an entity must disclose the change and the reason for it. The amendments to ASC 820 include implementation guidance on disclosures of valuation techniques and inputs.

•
Fair value measurement disclosures must be presented by class of assets and liabilities. Identifying appropriate classes requires judgment, and will often require the disaggregation of assets or liabilities included within a line item on the financial statements. An entity must determine the appropriate classes requiring disclosure based on the nature and risks of the assets and liabilities, their classification in the fair value hierarchy, and the level of disaggregated information required by other U.S. GAAP for specific assets and liabilities, such as derivatives. As a result of the revised disaggregation requirements for fair value measurement disclosures, ASU 2010-06 also amends the guidance in ASC 715, Compensation – Retirement Benefits, 20, “Defined Benefit Plans – General,” to replace the term “major category” with “class,” and to provide a cross-reference to the guidance on determining appropriate classes for fair value measurement disclosures in ASC 820.

The amended guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation requirement for the reconciliation disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years.

Revenue recognition – multiple-element arrangements

The FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force, and ASU 2009-14, Certain Revenue Arrangements That Include Software New Developments Summary 6 Elements – a consensus of the FASB Emerging Issues Task Force, to amend the existing revenue recognition guidance. The ASUs codify consensuses reached in September 2009 by the FASB Emerging Issues Task Force on EITF Issue 08-1, “Revenue Arrangements with Multiple Deliverables” and EITF Issue 09-3, “Certain Revenue Arrangements that Include Software Elements.”

ASU 2009-13 amends ASC 605, Revenue Recognition, 25, “Multiple-Element Arrangements” (formerly EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables”) as follows:

•	Modifies criteria used to separate elements in a multiple-element arrangement
•	Introduces the concept of “best estimate of selling price” for determining the selling price of a deliverable
•	Establishes a hierarchy of evidence for determining the selling price of a deliverable
•	Requires use of the relative selling price method and prohibits use of the residual method to allocate arrangement consideration among units of accounting
•	Expands the disclosure requirements for all multiple-element arrangements within the scope of ASC 605-25

ASU 2009-14 amends the scope of ASC 985, Software, 605, “Revenue Recognition” (formerly AICPA Statement of Position 97-2, Software Revenue Recognition), to exclude certain tangible products and related deliverables from the scope of this guidance. Instead, the excluded products and related deliverables must be evaluated for separation, measurement, and allocation under the guidance of ASC 605-25, as amended by ASU 2009-13.

The amended guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. An entity may elect retrospective application to all revenue arrangements for all periods presented using the guidance in ASC 250, Accounting Changes and Error Corrections (formerly FASB Statement 154, Accounting Changes and Error Corrections). Entities must adopt the amendments resulting from both of these ASUs in the same period using the same transition method, where applicable.

13	Private Placement

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company was to issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposed a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay was to be comprised of three members elected by Copernic, one of which would have been Mr. Marc Ferland, Chief Executive Officer of Copernic who also was to hold this position for Sunbay. In addition, Newlook Industries Corporation (“Newlook”) and Sunbay Energy Corporation should have each elected a representative. Based on this amended agreement, Copernic was to issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 350 000 shares for cash of $1,400,000. The closing would have been scheduled no later than April 30, 2010.

Since the Private Placement and purchase of Sunbay failed to close as scheduled, Copernic announced on June 3, 2010 that it would cease all further discussions with Sunbay, Newlook and Fanotech (see Note 14).

14	Business Acquisition

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (‘‘Fanotech’’) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M was to be based on the Net Book Value as at June 30, 2010, estimated at CND$ 1.5M and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price was to be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance was to be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction was scheduled to close at the end of the second quarter and was subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

On March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit was to be reimbursed if the transaction with Sunbay had not closed. In these financial statements, this deposit was accounted for as a prepaid expense.

Since the Sunbay Transaction had not closed as scheduled (see Note 13) this transaction was also terminated as announced on June 3, 2010.

15	Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

16	Subsequent Event

a)     Sale of Copernic to N. Harris Computer Corporation

Copernic Inc. announced on October 25th that its shareholders have approved the sale of Copernic to N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), pursuant to a plan of arrangement (the “Plan of Arrangement”). On August 25, 2010, Copernic and Harris jointly announced that they had entered into an arrangement agreement with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain non-operating assets of Copernic.

A special meeting of shareholders was held at 10:00 a.m. (EDT) on October 25, 2010 (the “Special Meeting”), whereby a special resolution approving the Plan of Arrangement was approved by 98 % of the votes cast by shareholders of Copernic represented in person or by proxy at the Special Meeting. Copernic’s board of directors had previously unanimously recommended that holders of Copernic common shares vote in favour of the Plan of Arrangement.

The closing of the sale is scheduled to take place on November 2, 2010.

b)	Arrangement agreement with DecisionPoint Systems Inc.

On October 20, 2010, Copernic announced that its wholly-owned subsidiary, Comamtech Inc. (“Comamtech”), entered into a definitive arrangement agreement (the “Arrangement Agreement”) with DecisionPoint Systems, Inc. (“DNPI”), with respect to an arrangement (the “Arrangement”) to acquire all the outstanding shares of DNPI in a reverse take-over with the result, that at closing DNPI shareholders shall hold approximately 70.6% of the issued and outstanding shares of Comamtech, on a fully diluted basis.

The Arrangement will be completed by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Plan of Arrangement”) and provides for the amalgamation of DNPI with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Comamtech. The shareholders of Comamtech will be asked, at the special meeting, to approve the continuance of Comamtech under the General Corporation Law of the State of Delaware. The completion of the Arrangement is also subject to court approvals, the approval of the amalgamation by DNPI shareholders, the closing of the transaction with Harris and certain regulatory approvals.

Pursuant to the Arrangement Agreement, Comamtech has agreed to pay DNPI a termination fee of $500,000 in certain circumstances if the proposed Arrangement is not completed. DNPI, likewise, has agreed to pay Copernic a termination fee of $500,000 in the event of a material breach or non-performance by DNPI of its obligations under the Arrangement Agreement. The Arrangement Agreement also contains mutual non-solicitation covenants and mutual rights to match any superior proposal.

The transaction outlined in the Plan of Arrangement, subject to various conditions, is expected to close prior to the end of the year.